UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         ---------------

                             FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                 SOUTHERN ELECTRONICS CORPORATION

      (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                                 22-2715444
(STATE OF INCORPORATION OR        (I.R.S. EMPLOYER IDENTIFICATION NO.)
      ORGANIZATION)

                  4916 NORTH ROYAL ATLANTA DRIVE
          TUCKER, GEORGIA                            30085-5044
  (ADDRESS OF PRINCIPAL EXECUTIVE                    (ZIP CODE)
             OFFICES)

                           (770) 491-8962
      (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)



Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                   Name of each exchange on which
  to be so registered                   each class is to be registered
         None

Securities to be registered pursuant to Section 12(g) of the Act:

 Title of each class                    Name of each exchange on which
 to be so registered                    each class is to be registered

Common Stock Purchase Rights               Nasdaq National Market


Item 1.  Securities to be Registered.

     On October 31,1996, the Board of Directors of Southern Electronics Corporation, a Delaware corporation (the "Company"), declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Stock"). The dividend is payable on November 12, 1996 (the "Record Date") to the Stockholders of record at the close of business on that date. The Rights will only become exercisable on the Distribution Date, which will occur upon the earlier of (i) 10 days following a public announcement that a person or a group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 12% or more of the outstanding shares of Common Stock of the Company (the "Stock Acquisition Date") or (ii) 10 days following the commencement of a tender offer or an exchange offer that would result in a person or group beneficially owning 12% or more of such outstanding shares of Common Stock. The Rights will expire at the close of business on October 31, 2006, unless earlier redeemed by the Company as described below.

     Each Right entitles the registered holder to purchase from the Company a number of shares of Common Stock of the Company equal to eight shares of Common Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the Stock Acquisition Date, and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not beneficially owned by an Acquiring Person or its Affiliates or Associates at a Purchase Price per share of 20% of Current Market Value, measured as of the date that an announcement is made that a person has acquired sufficient shares to become an Acquiring Person. For example, if the Current Market Value of a share of Common Stock were $5.00 at the Stock Acquisition Date, and if the Acquiring Person owned 50% of the then outstanding Common Stock when the Rights became exercisable, the exercise price would be $16.00, and the number of shares purchasable with each right would be sixteen.

     The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and National City Bank, as Rights Agent.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such Common Stock certificates, (ii) new Common Stock Certificates issued after November 12, 1996 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for

Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     As soon as practicable after the Distribution Date, Rights
Certificates will be mailed to holders of record of the Common
Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, or
(ii) all of its shares are acquired in a share exchange or the Company engages in a merger or consolidation in which all or part of its outstanding shares of Common Stock are changed into or exchanged for stock, other securities or assets of any other person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company equal to the product of eight times the result obtained by dividing the current market price of the Company's Common Stock by the current market price of the common stock of the acquiring corporation or, if such stock is not traded in public markets, of its parent corporation.
The purchase price will be calculated on the same basis as if the Right holder were exercising a Right to purchase Common Stock of the Company at that time.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Rights will be issued, and, in lieu thereof, an adjustment in cash will be made based on the market price of the rights on the last trading date prior to the date of adjustment. No fractional shares will be issued upon exercise of the Rights, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time before a Person becomes an Acquiring Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

      The provisions of the Rights Agreement may be amended by the Board prior to the time a Person becomes an Acquiring Person. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Item 2.  Exhibits.

1. Form of Rights Agreement, dated as of October 31, 1996, between the Company and National City Bank, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 12% or more of the shares of Common Stock or the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 12% or more of the shares of Common Stock.

2.   Form of Press Release dated October 31, 1996.

3.   Form of Letter to Stockholders dated October 31, 1996.


                              SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS
BEHALF BY THE UNDERSIGNED HERETO DULY AUTHORIZED.


                                SOUTHERN ELECTRONICS CORPORATION

                                By: /s/ GERALD DIAMOND
                                    GERALD DIAMOND
                                    Chairman of the Board and
                                    Chief Executive Officer

Dated: October 31, 1996